UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the Fiscal Year Ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to

Commission file number 1-16455
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
GenOn Energy Savings Plan
P.O. Box 3795
Houston, TX 77253-3795
B.	Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:
GenOn Energy, Inc.
1000 Main Street
Houston, TX 77002

GENON ENERGY SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Schedule H, line 4(i) — Schedule of Assets (Held at End of Year) as of December 31, 2010	13

EXHIBIT:

Consent of Independent Registered Public Accounting Firm — Melton & Melton, L.L.P. (Exhibit 23.1)

Exhibit 23.1
NOTE: Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants in the GenOn Energy Savings Plan (formerly, the RRI Energy, Inc. Savings Plan):
We have audited the accompanying statements of net assets available for benefits of the GenOn Energy Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule, listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ MELTON & MELTON, L.L.P.
Houston, Texas
June 27, 2011

GENON ENERGY SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009

	December 31,
	2010	2009
ASSETS:
Investments, at fair value	$446,279,567	$361,102,425

Receivables:
Contributions Receivable-Employer	4,259,644	677,839
Contributions Receivable-Participants	9,389	6,484
Notes Receivable from Participants	4,234,179	4,069,620
Assets Receivable from Merged Plan	114,408,216	—

Total Receivables	122,911,428	4,753,943

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	569,190,995	365,856,368

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,687,618)	(1,156,758)

NET ASSETS AVAILABLE FOR BENEFITS	$565,503,377	$364,699,610

See notes to financial statements.

GENON ENERGY SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

ADDITIONS:
Contributions:
Employer	$13,840,093
Participant	12,902,729

Total contributions	26,742,822
Gain on Investments:
Interest	1,558,184
Dividends	7,005,982
Net appreciation in fair value of investments	22,057,610

Total gain on investments	30,621,776
Interest on notes receivable from participants	224,296
Assets transferred in, net	175,837,001
Other Income	7,775

Total additions	233,433,670

DEDUCTIONS:
Benefits paid to participants	32,505,851
Administrative expenses	124,052

Total deductions	32,629,903

NET INCREASE	200,803,767

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	364,699,610

NET ASSETS AVAILABLE FOR BENEFITS:
END OF YEAR	$565,503,377

See notes to financial statements.

GENON ENERGY SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF THE PLAN
General — On December 3, 2010, RRI Energy, Inc. (“RRI Energy”) and Mirant Corporation (“Mirant”) completed their previously announced Merger (the “Merger”). Upon completion of the Merger, Mirant became a wholly-owned subsidiary of RRI Energy and RRI Energy was renamed GenOn Energy, Inc.
In connection with the closing of the Merger, Mirant Services, LLC, sponsor of the Mirant Services Employee Savings Plan (“Mirant Savings Plan”), merged into GenOn Energy Services, LLC. GenOn Energy Services, LLC, a subsidiary of GenOn Energy, Inc. is the Plan sponsor. The Mirant Savings Plan was merged into the GenOn Energy Savings Plan (the “Plan”) on December 31, 2010, with the Plan continuing as the surviving plan. Participant balances under the Mirant Savings Plan were transferred into the GenOn Energy Savings Plan Trust and into investment options offered by the Plan at the time of transfer.
The Plan is a defined contribution plan covering substantially all of the eligible non-bargaining employees of GenOn Energy, Inc. or a subsidiary or an affiliate of GenOn Energy, Inc. (collectively, the “Company”) that has adopted the Plan. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility — Employees shall be initially eligible to participate in the Plan as soon as practicable following the date the employee first begins service with the Company. Any participant who terminates service and subsequently recommences service with the Company shall again become eligible to participate in the Plan as soon as practicable following the first date the employee recommences service; provided, however, that each such employee is otherwise eligible to become a participant pursuant to the terms of the Plan.
The Plan provides for the automatic enrollment of eligible new employees into the Plan effective on the first day of the first full pay period beginning 30 days after the employee has received written notice of such automatic enrollment (the “Automatic Contribution Notice Period”). The initial pre-tax contribution will be 3% of eligible compensation, incrementally increasing by 1% per year each April up to a maximum of 6%. If the employee elects during the Automatic Contribution Notice Period not to make pre-tax contributions, or to make contributions to the Plan in an alternate manner, then the automatic contribution provision will not apply. Any eligible employee who is enrolled in the automatic contributions arrangement will be provided with a ninety (90) day period (commencing from the first payroll period subject to the automatic contribution) to elect out of the arrangement and withdraw the automatic contributions made on their behalf, adjusted for investment gains and losses. Any employer matching contributions attributable to the returned automatic contributions will be forfeited. See Note 10 — Subsequent Events for a discussion of Plan amendments effective in 2011.
Contributions — Participants may elect to contribute to the Plan on a pre-tax and/or after-tax basis through periodic payroll contributions. Pre-tax contributions may be made from 1% up to 50% of the participant’s eligible compensation each pay period. Additionally, participants may elect to make after-tax contributions from 1% up to 16% of eligible compensation each pay period. Active participants who are, or will be, age 50 or older during a calendar year are eligible to make additional pre-tax contributions (“Catch-Up Contributions”) to the Plan for that year in excess of the annual pre-tax contribution limit up to a maximum amount permitted by the Internal Revenue Code (the “Code”).

The Plan adopted a qualified Roth contribution program. Under this program, participants may elect to treat all or a portion of their contributions that would otherwise be eligible to defer as pre-tax contributions as designated Roth contributions, as defined in section 402A(c)(1) of the Code. The total amount of participant pre-tax contributions combined with Roth contributions was limited to $16,500 for 2010 and 2009. The maximum Catch-Up Contribution amount was $5,500 for 2010 and 2009. Any contributions in excess of the pre-tax contribution limit, excluding any Catch-Up Contributions, are made to the participant’s after-tax account, unless the participant elects otherwise. All eligible compensation under the Plan is subject to the section 401(a) (17) limit of the Code. This limit was $245,000 for 2010 and 2009.
Plan participants who contribute receive Company matching contributions equal to 100% of the first 6% of their contribution. The Company also makes payroll profit-sharing contributions and may make annual discretionary profit-sharing contributions. The payroll profit-sharing contribution was 2% of eligible compensation, and was limited to the first $106,800 of the participant’s eligible compensation for 2010 and 2009. The Company may also elect, in its sole discretion, to make an annual discretionary profit-sharing contribution of up to 3% of the participants’ eligible compensation in cash, Company stock or a combination. This contribution will generally be made within 90 days following the end of the Plan year. The annual discretionary profit-sharing contribution receivable at December 31, 2010 and 2009 was approximately $4.3 million and $0.7 million, respectively. The receivable at December 31, 2010 included annual discretionary contributions of approximately $3.0 million attributable to the pre-merger provisions of the Mirant Savings Plan. Participants in the Plan do not need to contribute to the Plan to receive the payroll profit-sharing and annual discretionary profit-sharing contributions. See Note 10 — Subsequent Events for a discussion of Plan amendments effective in 2011.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, allocations of Company payroll profit-sharing and annual discretionary profit-sharing contributions, if applicable, any rollover contributions made by the participant and Plan earnings, and may be charged with an allocation of administrative expenses. Participant accounts are funded as soon as administratively possible. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments — Participants direct the investment of their contributions, the Company’s matching contribution and the Company’s payroll profit-sharing and annual discretionary profit-sharing contribution into various investment options offered by the Plan. The Company’s annual discretionary profit-sharing contribution may be made in cash or Company stock. If the contribution is made in Company stock, participants can transfer this contribution to any available option. See Note 10 — Subsequent Events for a discussion of Plan amendments effective in 2011.
Vesting — Participants are fully vested in their total account balance, including Company contributions, under the Plan.
Notes Receivable from Participants — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined under the Plan. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits — On termination of employment including death, disability, or retirement, a participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments not to exceed ten years. See Note 10 — Subsequent Events for a discussion of Plan amendments effective in 2011.
Forfeited Accounts — Forfeited account balances consist primarily of unclaimed benefits payable to participants, beneficiaries or distributees that cannot be located following reasonable efforts by the plan administrator to do so. The forfeited benefits are reinstated and paid upon notice of a valid claim for the same made by the participant, beneficiary or other distributee at any time thereafter. To the extent unallocated forfeited amounts under the Plan are not available; the reinstatement will be made by a mandatory contribution by the Company allocated solely to such reinstatement. Balances held in the forfeiture accounts are used to reinstate any such previously forfeited unclaimed benefits, reduce future Company contributions or to pay Plan expenses, pursuant to the Plan document.
At December 31, 2010 and 2009, forfeited accounts totaled $132,385 and $144,758, respectively. During 2010, employer contributions were reduced by $2,836 from the utilization of forfeited accounts.
2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Financial Presentation — The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Adoption of New Accounting Guidance — In January 2010, the Financial Accounting Standards Board (“FASB”) issued guidance that requires additional disclosure about the amounts of and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. This standard also clarifies existing disclosure requirements related to the level of disaggregation of fair value measurements for each class of assets and liabilities and disclosure about inputs and valuation techniques used to measure fair value for both recurring and nonrecurring Level 2 and Level 3 measurements. As this newly issued accounting standard only requires enhanced disclosure, the adoption of this standard did not have a material effect on the Plan’s financial statements.
In September 2010, the FASB issued amended guidance clarifying the classification and measurement of participant loans by defined contribution plans. This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their principal balance plus any accrued but unpaid interest. This amendment is effective for periods ending after December 15, 2010, with early adoption permitted. This amendment requires retrospective application to all periods presented. This amendment was adopted for the year ended December 31, 2010 and retrospectively applied to December 31, 2009. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment. The adoption resulted in a reclassification of participant loans totaling $4,069,620 from investments to notes receivable from participants as of December 31, 2009. There was no impact to the Plan’s net assets as of December 31, 2010 or 2009 as a result of the adoption.

Fully Benefit-Responsive Investment Contracts — Generally accepted accounting principles require that investment contracts held by a defined contribution plan be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through participation in the Vanguard Retirement Savings Trust, a common/collective trust fund. As required by GAAP, the statements of net assets available for benefits present the fair value of the Vanguard Retirement Savings Trust as well as the adjustment of the portion of the Vanguard Retirement Savings Trust related to fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. The effect on the 2010 and 2009 financial statements was a decrease to the fair value of investments of ($3,687,618) and ($1,156,758), respectively.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, as of the date of the financial statements. Actual results could differ from those estimates.
Market Risk — The Plan provides for investments in various investment securities, including CenterPoint Energy, Inc. common stock (closed to new investment) and the Company’s common stock, that are exposed to certain risks such as interest rate, credit, and overall market volatility. Due to the level of risk, changes in the value of investment securities could occur in the near term, and these changes could materially affect the amounts reported in the statements of net assets available for benefits. See Note 10 — Subsequent Events for a discussion of Plan amendments effective in 2011.
Administrative Expenses — Administrative expenses of the Plan are paid by either the Plan or the Plan’s sponsor as provided in the Plan document.
Payment of Benefits — Benefits are recorded when paid.
Investment Valuation and Income Recognition — Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
3.	ASSETS TRANSFERRED TO THE PLAN
In connection with the December 2010 Merger, assets of $175,419,806 were transferred from the Mirant Savings Plan into the Plan and are included within the statement of changes in net assets available for benefits as assets transferred into the Plan. During 2010 there were also net transfers from the GenOn Energy Union Savings Plan of $417,195 to the Plan due to employee status changes.

4.	INVESTMENTS
Plan assets are held at Vanguard Fiduciary Trust Company (the “Trustee”). The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2010		2009
Mutual Funds:
American Funds: EuroPacific Growth Fund — Class A	$	**	$20,457,015
Neuberger Berman Genesis Trust		**	22,096,822
PIMCO Total Return Fund, Institutional Class		37,325,728	**
PIMCO Total Return Fund, Administrative Class		**	23,128,320
Vanguard 500 Index Fund Signal Shares		30,761,064	**
Vanguard 500 Index Fund Investor Shares		**	28,073,139
Vanguard Windsor II Fund Investor Shares		**	25,161,597
Common/Collective Trust Fund:
Vanguard Retirement Savings Trust IV *		89,958,783	**
Vanguard Retirement Savings Trust *		**	52,351,830
Common Stock Fund:
GenOn Energy Stock Fund		**	22,118,203

*	The Vanguard Retirement Savings Trust, a fully benefit-responsive investment contract, as listed above represents the contract value of the Plan’s investment.

**	Investment did not represent 5% or more of the Plan’s net assets at year end.
During 2010, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

Net appreciation
in fair value of
investments
Mutual funds	$28,974,737
Common stocks	(6,917,127)

$22,057,610

5.	FAIR VALUE MEASUREMENTS
The fair value of the Plan’s assets is determined by incorporating assumptions that a market participant would use in pricing those assets. The assumptions and inputs used fall within a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value based on their observability. These tiers are: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual funds
The shares of registered investment companies held by the Plan are valued at quoted market prices in an active market (which are based on the redeemable net asset value of the shares) and are classified as Level 1 investments.
Common/collective trust fund
The Vanguard Retirement Savings Trust is a collective investment trust fund that invests solely in the Vanguard Retirement Savings Master Trust. The underlying investments of the Master Trust are primarily in pools of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond and securities trusts, and mutual funds. The investments of the Master Trust are valued based on the aggregate market values of the applicable bonds, bond and securities trusts, and other investments and are classified as Level 2 investments.
Common stock funds
The common stock funds consist of the common stock of GenOn Energy, Inc., the common stock of CenterPoint Energy Inc. and cash and/or money market investments sufficient to help accommodate daily transactions within each fund and are classified as Level 1 investments.
As of December 31, 2010, the Plan’s investments measured at fair value on a recurring basis were as follows:

	Fair Value Measurements Using Input
	Type
	Level 1	Level 2	Level 3	Total
Common stock funds	$22,804,364	$—	$—	$22,804,364
Mutual funds:
Bond funds	56,645,913	—	—	56,645,913
Balanced funds	74,095,542	—	—	74,095,542
Domestic equity funds	161,525,602	—	—	161,525,602
International equity funds	37,429,360	—	—	37,429,360
Money market fund	132,385	—	—	132,385
Common/collective trust fund	—	93,646,401	—	93,646,401

Total	$352,633,166	$93,646,401	$—	$446,279,567

As of December 31, 2009, the Plan’s investments measured at fair value on a recurring basis were as follows:

	Fair Value Measurements Using Input
	Type
	Level 1	Level 2	Level 3	Total
Common stock funds	$29,655,420	$—	$—	$29,655,420
Mutual funds:
Bond funds	40,788,892	—	—	40,788,892
Balanced funds	62,213,904	—	—	62,213,904
Domestic equity funds	139,061,483	—	—	139,061,483
International equity funds	35,729,380	—	—	35,729,380
Money market fund	144,758	—	—	144,758
Common/collective trust fund	—	53,508,588	—	53,508,588

Total	$307,593,837	$53,508,588	$—	$361,102,425

The fair values of common stock and mutual funds are determined based on quoted market prices. The bond funds are designed to deliver a high level of interest income by attempting to track the performance of a broad, market-weighted bond index. The balanced funds are funds that invest in both stocks and bonds. These funds are designed to deliver capital appreciation and reasonable amounts of current income, while providing a moderate level of risk to the investor. The domestic stock funds are designed to deliver long-term capital appreciation and income by tracking the performance of a benchmark index that measures the investment return of small- and mid-capitalization stocks or investment in a variety of companies’ stock. The international stock funds are designed to provide long-term capital appreciation by investing primarily in the stocks of seasoned companies located outside of the United States that are considered to have above-average growth potential.
The common collective trust fund invests in fully benefit-responsive investment contracts. The fair value of the common collective trust fund is based on the quoted market values of the underlying investments, as the common collective trust itself is not actively traded on an exchange.
6.	PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants would remain 100% vested in their account.
7.	RELATED PARTY TRANSACTIONS
The Plan invests in shares of mutual funds and a common/collective trust fund managed by an affiliate of the Trustee, as well as in shares of common stock of the Company. The Plan also provides for notes receivable from participants. Transactions in such investments and notes receivable qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.
8.	TAX STATUS
The Plan obtained its latest determination letter dated July 23, 2007, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal and state tax authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 and 2009, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2010	2009

Net assets available for benefits per the financial statements	$565,503,377	$364,699,610
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,687,618	1,156,758
Participant loans deemed distributed	(20,261)	—

Net assets available for benefits per the Form 5500	$569,170,734	$365,856,368

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31, 2010

Increase in net assets available for benefits per the financial statements	$200,803,767
Add: Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,530,860
Less: Participant loans deemed distributed	(20,261)

Increase in net assets available for benefits per the Form 5500	$203,314,366

10.	SUBSEQUENT EVENTS
Effective January 1, 2011, the Company adopted the following amendments to the Plan:
(1)	The Plan was amended to provide for an automatic pre-tax contribution deferral of 6% of eligible compensation for new participants, when no other election is made. The automatic enrollment will become effective on the first day of the first full pay period beginning 30 days after the eligible new employee has received notice of such automatic enrollment.

Any eligible employee who is enrolled in the automatic contributions arrangement will be provided with a ninety (90) day period (commencing from the first payroll period subject to the automatic contribution) to elect out of the arrangement and withdraw the automatic contributions made on their behalf, adjusted for investment gains and losses.

(2)	Employees who participate in the GenOn Mirant Pension Plan (formerly the Mirant Services Pension Plan) are not eligible to receive the Company’s payroll profit-sharing and annual discretionary profit-sharing contributions.

(3)	The Plan was amended to freeze the GenOn Energy Stock Fund as of December 31, 2010 and to liquidate the GenOn Energy Stock Fund and the CenterPoint Energy Stock Fund under the Plan by December 31, 2011.

(4)	Upon a participant’s entitlement to payment of benefits, the participant may elect to receive full or partial lump-sum distributions in cash, provided that no lump-sum distribution may be paid to the participant unless he has elected such distribution pursuant to an election, in the form and manner prescribed by the plan administrator. If the participant elects to receive a partial distribution, then the amount distributed shall be charged to, and paid from, the participant’s accounts on a pro-rata basis. The Plan will honor valid installment payment elections made prior to January 1, 2011 under the former RRI Energy, Inc. Savings Plan. No participant or beneficiary shall be eligible to elect to receive installment payments on or after January 1, 2011.
Significant events occurring after the balance sheet date and prior to the issuance of the financial statements are monitored to determine the impacts, if any, of events on the financial statements to be issued. All subsequent events were evaluated through the filing date of this Form 11-K.

GENON ENERGY SAVINGS PLAN
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
As of December 31, 2010
EIN 56-2368220
PLAN 001

( a )	( b )	( c )	( d )	( e )
		Description of investment including
	Identity of issue, borrower, lessor or	maturity date, rate of interest,
	similar party	collateral, par, or maturity value	Cost	Current value

	Mutual Funds:
	American Funds: EuroPacific Growth Fund — Class R5	Registered Investment Company	**	$19,740,434
	American Funds: Growth Fund of America — Class R5	Registered Investment Company	**	3,753,903
	American Funds: New Perspective Fund — Class R5	Registered Investment Company	**	6,308,151
	Artisan International Fund, Investor Class	Registered Investment Company	**	4,084,445
	Davis New York Venture Fund — Class Y	Registered Investment Company	**	1,865,066
	Dodge & Cox Balanced Fund	Registered Investment Company	**	9,510,680
	Morgan Stanley Institutional Fund Trust Midcap Growth — Class I	Registered Investment Company	**	13,424,147
	Neuberger Berman Genesis Fund, Institutional Class	Registered Investment Company	**	22,305,989
	PIMCO Total Return Fund, Institutional Class	Registered Investment Company	**	37,325,728
	T. Rowe Price Equity Income Fund, Retail Class	Registered Investment Company	**	1,839,188
	T. Rowe Small-Cap Stock Fund	Registered Investment Company	**	5,204,204
	Turner Small Cap Growth Fund — Class I Shares	Registered Investment Company	**	5,679,573
*	Vanguard 500 Index Fund Signal Shares	Registered Investment Company	**	30,761,064
*	Vanguard Capital Opportunity Fund Investor Shares	Registered Investment Company	**	8,976,731
*	Vanguard Dividend Growth Fund	Registered Investment Company	**	6,521,118
*	Vanguard Growth Equity Fund	Registered Investment Company	**	19,422,436
*	Vanguard Inflation-Protected Securities Fund Investor Shares	Registered Investment Company	**	2,088,619
*	Vanguard PRIMECAP Fund Investor Shares	Registered Investment Company	**	5,525,280
*	Vanguard Prime Money Market Fund	Registered Investment Company	**	132,385
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	**	845,531
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	**	1,405,084
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	**	13,456,320
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	**	3,990,096
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	**	19,639,432
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	**	4,063,735

GENON ENERGY SAVINGS PLAN
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
As of December 31, 2010 — continued
EIN 56-2368220
PLAN 001

( a )	( b )	( c )	( d )	( e )
		Description of investment including
	Identity of issue, borrower, lessor or	maturity date, rate of interest,
	similar party	collateral, par, or maturity value	Cost	Current value

*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	**	10,868,621
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	**	2,687,508
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	**	4,809,160
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	**	1,051,216
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	**	12,649
*	Vanguard Target Retirement Income Fund	Registered Investment Company	**	1,755,509
*	Vanguard Total Bond Market Index Fund Signal Shares	Registered Investment Company	**	17,231,566
*	Vanguard Total International Stock Index Fund	Registered Investment Company	**	7,296,330
*	Vanguard Total Stock Market Index Fund Signal Shares	Registered Investment Company	**	10,933,677
*	Vanguard Windsor II Fund Investor Shares	Registered Investment Company	**	25,313,226

	Common/Collective Trust Fund:
*	Vanguard Retirement Savings Trust IV	Common/Collective Trust	**	93,646,401

	Common Stock Funds:
	CenterPoint Energy Stock Fund	Company Stock Fund	**	7,146,529
*	GenOn Energy Stock Fund	Company Stock Fund	**	15,657,836

				$446,279,567

*	Participant Loans	Interest rates between 4.25% — 10.50%	$0	$4,234,179

*	Represents a party-in-interest.

**	Cost information has been omitted because all investments are participant-directed.

SIGNATURE
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of GenOn Energy Services, LLC has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENON ENERGY SAVINGS PLAN
By:	/s/ DONNA BENEFIELD
Donna Benefield
Chairman of the Benefits Committee of GenOn Energy Services, LLC, Plan Administrator

June 27, 2011